VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

May 2, 2003



VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon M. Ross,
Corporate Secretary

Enclosures

United States Sec Filing
May 2, 2003

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. ValGold's Second Quarter Results – April 1, 2003 (filed April 2, 2003)
2. Acquisition of Shares of Valgold Resources Ltd. – April 9, 2003

B. Correspondence with B.C. Securities Commission

1. Interim Financials and Quarterly report for period ended January 31, 2003 (filed electronically April 1, 2003)
2. Confirmation of Mailing – April 1, 2003
3. Continuous Disclosure – Early Warning Report – April 9, 2003



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition *as at the date of the most recent balance sheet* presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
  i. the name of the person;
  ii. the amount paid during the reporting period; and
  iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Valerie Gold Resources Ltd.	January 31, 2003	2003 Mar 31

ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
sross@langmining.com		www.valeriegold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"STEPHEN J. WILKINSON"	Stephen J. Wilkinson	2003 MAR 31
"FRANK A. LANG"	Frank A. Lang	2003 MAR 31

VALGOLD RESOURCES LTD.
(formerly Valerie Gold Resources Ltd.)
CONSOLIDATED FINANCIAL STATEMENTS
JANUARY 31, 2003
(Unaudited - prepared by management)

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)
CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	January 31, 2003	July 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 627,936	$ 531,286
Temporary investments	876,589	1,279,294
Due from related parties (Note 6)	74,208	81,477
Accounts receivable	82,469	66,780
	1,661,202	1,958,837
Investments (Note 4)	2,213,864	2,213,864
Equipment	4,756	5,023
Mineral property interests (Note 3) (see schedule)	219,594	39,061
	$ 4,099,416	$ 4,216,785
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 38,128	$ 46,321
Due to related parties (Note 6)	7,642	-
	45,770	46,321
Shareholders' equity		
Share capital (Note 5)	32,188,314	31,995,345
Deficit	(28,134,668)	(27,824,881)
	4,053,646	4,170,464
	$ 4,099,416	$ 4,216,785

Approved by the Board

/s/Frank A. Lang
Frank A. Lang
Director

/s/Stephen J. Wilkinson
Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended January 31, 2003	Three Months Ended January 31, 2002	Six Months Ended January 31, 2003	Six Months Ended January 31, 2002
Expenses (Income)				
Depreciation	$ -	$ 342	$ 267	$ 683
Foreign exchange	(50)	7,915	5,209	(10,440)
Legal, accounting and audit	8,953	143,807	13,612	151,866
Management fees	20,000	254,400	46,250	280,650
Office and administration	107,186	67,338	163,254	208,901
Project closure costs	-	22,826	-	44,496
Property investigations	5,894	44,099	57,095	101,016
Shareholder communications	23,711	127,519	32,816	156,427
Travel and conferences	6,512	11,265	6,936	12,415
Write-down of mineral property interests	-	252,651	-	475,203
Loss (gain) on sale of subsidiary	-	(131,654)	-	(131,654)
Interest and other income	(8,112)	(57,030)	(15,652)	(110,562)
	164,094	743,478	309,787	1,179,001
Loss for the period	(164,094)	(743,478)	(309,787)	(1,179,001)
Deficit, beginning of period	(27,970,574)	(25,683,591)	(27,824,881)	(25,248,068)
Deficit, end of period	$ (28,134,668)	$ (26,427,069)	$ (28,134,668)	$ (26,427,069)
Loss per share	$ (0.01)	$ (0.06)	$ (0.02)	$ (0.10)
Weighted average number of common shares outstanding	13,321,735	12,405,281	12,931,171	12,372,237

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended January 31,		Six Months Ended January 31,	
	2003	2002	2003	2002
Cash provided by (used for)				
Operations				
Loss for the period	$ (164,094)	$ (743,478)	$ (309,787)	$ (1,179,001)
Items not involving cash				
Depreciation	-	342	267	683
Write-down of mineral property interests	-	252,651	-	475,203
	(164,094)	(490,485)	(309,520)	(703,115)
Changes in non-cash working capital				
Accounts receivable	(6,336)	1,197	(15,689)	(9,760)
Due from related parties	2,877	464,145	7,269	408,880
Accounts payable and accrued liabilities	(34,209)	14,586	(551)	(58,009)
	(201,762)	(10,557)	(318,491)	(362,004)
Investments				
Mineral property interests:				
Acquisition costs	-	(22,967)	(247)	(103,976)
Exploration and development costs	(133,143)	(175,970)	(180,286)	(439,185)
Temporary investments	216,981	719,777	402,705	1,383,124
	83,838	520,840	222,172	839,963
Financing				
Common shares issued for cash	192,969	-	192,969	-
Increase (decrease) in cash and cash equivalents during the period	75,045	510,283	96,650	477,959
Cash and cash equivalents, beginning of period	552,891	561,672	531,286	593,996
Cash and cash equivalents, end of period	$ 627,936	$ 1,071,955	$ 627,936	$ 1,071,955

ValGold Resources Ltd.

(formerly Valerie Gold Resources Ltd.)
Notes to the Consolidated Financial Statements
For the Six Months Ended January 31 2003 and 2002
(Unaudited – Prepared by Management)

The accompanying financial statements for the interim periods ended January 31, 2003 and 2002, are prepared on the basis of accompanying principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2002.

1. Nature of operations

Valerie Gold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North and South America.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Change in accounting principles

Effective August 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after August 1, 2002.

The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to August 1, 2002, using the fair value based method. There were 640,000 granted to directors and employees in the six months ended January 31, 2003.

3. Mineral property interests

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	Jan. 31, 2003 Total Costs	July 31, 2002 Total Costs
Manitoba properties	$ 1	$ 8,489	$ 8,490	$ 1
Ontario properties (a)	3	--	3	3
Tower Mountain	18,533	192,568	211,104	39,057
	$ 18,537	$ 201,058	$ 219,594	$ 39,061

3. Mineral property interests (continued)

(a) Tower Mountain Project, Ontario

Tower Mountain Property

During fiscal 2002, the Company entered into an option agreement with two optionors to earn 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. The Company may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Bateman Lake Property

During the three months ended January 31, 2003, the Company entered into an option agreement to acquire 100% interest in the Bateman Lake Property (36 units), located to the west side of the Tower Mountain claims. The option agreement requires total payments to the Optionors of $40,000 in cash over three years and the issuance of 160,000 common shares (40,000 issued) over three years, and by completing $500,000 in work on the Property over three years. Upon fulfilling the above obligations, the Company will hold 100% interest in the Property subject to a 2.5% NSR to the Optionors where the Company shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production; and an annual pre-production royalty, commencing on the 48th month following Regulatory Approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of the Company's common shares to be valued by averaging the Company's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at the Company's sole discretion.

Parcels 5172 and 5795

The Company entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows the Company to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares (10,000 common shares issued subsequent to the period end, on regulatory approval) over a 48-month period. Upon fulfilling the above obligations, the Company will own the Parcels subject only to a 2.5% Net Smelter Returns royalty ("NSR"). The Company has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the Optionor at any time up to commencement of production.

(b) Manitoba Nickel Properties, Manitoba

Big Claims

Subsequent to the interim period ended January 31, 2003, the Company entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allows the Company to obtain a 70% interest in the Property by making total payments to the Optionor of $60,000 in cash, and issuing 200,000 common shares over a 36-month period. Additionally, in order to maintain its option, the Company will be required to incur exploration expenditures on the Property totalling $335,000, prior to December 11, 2005.

3. Mineral property interests (continued)

Big Claims (continued)

Upon fulfilling the above obligations, the Company will hold a 70% interest in the Property. The Optionors will retain the remaining 30% ownership interest and a 3.0% Net Smelter Return Royalty ("NSR"). The Company has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the Optionor at any time up to commencement of commercial production and in the agreement includes provision for a 70:30 Joint Venture ("JV") with the Optionor for the further exploration and development of the Property. The Company will be entitled to be the Operator of the JV so long as its interest remains greater than 50%. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the Property, its interest shall convert to a 10% Net Profit Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the Property is optioned to a third party, the Company and the Optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

4. Investments

	Number of Shares	Net Book Value January 31, 2003	Market Value January 31, 2003
Emgold Mining Corporation	400,000	$ 40,000	$ 176,000
Sultan Minerals Inc	665,000	99,750	146,300
Cream Minerals Ltd.	135,000	25,650	24,300
Manhattan Minerals Corp.	50,000	48,464	57,000
LMC Management Services Ltd.	1	1	1
Northern Orion Explorations Ltd.			
Shares	18,333,333	1,562,661	2,108,333
Warrants	10,500,000	437,339	--
		$2,213,865	$2,511,934

Subsequent to January 31, 2003, the Company received a non-refundable payment of $200,000 for an option over the purchase of ten million of the common shares that the Company holds of Northern Orion Explorations Ltd. This agreement is with a party at arms' length to the Company, and gives the Optionor the right to purchase the shares from the Company at a price of $0.25 per common share until November 5, 2003.

5. Share capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, July 31, 2000	12,185,607	$31,875,295
Shares issued for mineral property interests	25,000	10,750
Balance, July 31, 2001	12,210,607	31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, July 31, 2002	12,540,607	31,995,345
Private placement for cash	1,178,095	192,969
Balance, January 31, 2003	13,718,702	$32,188,314

ValGold Resources Ltd.
(formerly Valerie Gold Resources Ltd.)
Notes to the Consolidated Financial Statements
For the Six Months Ended January 31 2003 and 2002
(Unaudited – Prepared by Management)

5. Share capital (continued)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options.

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2001	2,075,500	$0.45
Granted	100,000	$0.43
Cancelled	(250,500)	$0.62
Balance, July 31, 2002	1,925,000	$0.43
Granted	640,000	$0.25
Cancelled	(135,000)	$0.43
Expired	(150,000)	$0.43
Balance, January 31, 2003	2,280,000	$0.38

6. Related party transactions and balances

Services provided by:	2003	2002
Lang Mining Corporation (a)		
Management fees, including contract settlement	$ 46,250	$ 280,650
Administration fees	--	57,438
LMC Management Services Ltd. (b)		
Services provided	202,404	242,304
Legal services	$ 26,683	$ 110,501

Balances receivable from (payable to) (c):		
Emgold Mining Corporation	$ 137	$ 514
LMC Management Services Ltd. (b)	71,527	45,795
Sultan Minerals Inc.	2,028	5,949
Cream Minerals Ltd.	514	2,955
Lang Mining Corporation (a)	(2,675)	110,957
Legal fees	(4,967)	--
	$ 66,564	$ 166,170

6. Related party transactions and balances (continued)

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the Chairman of the Company. Until July 31, 2001, Valerie received administrative services from Lang Mining and reimbursed Lang Mining on a cost plus 15% basis. Valerie also paid Lang Mining a monthly management fee of $5,000. Effective July 2001 Valerie has discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. Effective August 1, 2001, the Company negotiated a settlement agreement for repayment of this balance and a termination of the management agreement with Lang Mining. As part of the settlement, the management salary paid to the officer and director by the Company for his services was deducted from this balance on a monthly basis. A payment of $228,150 was made in the second quarter of fiscal 2002 for the valuation of the remaining term of the contract. This valuation was prepared by a party independent to the Company and Lang Mining.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.

(c) Balances receivable from related parties are non-interest bearing and due on demand.

7. Subsequent events

Effective March 27, 2003, the Company changed its name from Valerie Gold Resources Ltd. to ValGold Resources Ltd. The name change was undertaken for corporate purposes and did not involve any change in the Company's capitalization.

VALGOLD RESOURCES LTD.

(formerly Valerie Gold Resources Ltd.)
CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS
(Unaudited - prepared by management)

	January 31, 2003	July 31, 2002
Tower Mountain, Ontario		
Acquisition costs		
Balance, beginning of period	$ 18,286	$ -
Incurred during the period	247	18,286
Balance, end of period	18,533	18,286
Exploration and development costs		
Assays and analysis	14,403	1,965
Drilling	55,863	-
Geological	82,268	16,620
Site activities	1,803	324
Travel and accommodation	17,460	1,862
Incurred during the period	171,797	20,771
Balance, beginning of period	20,771	-
Balance, end of period	192,568	20,771
	211,101	39,057
Quetico Properties, Ontario		
Acquisition costs		
Balance, beginning of period	3	436,313
Write down of mineral property interests	-	(436,310)
Balance, end of period	3	3
Manitoba Properties		
Acquisition costs		
Balance, beginning of period	1	-
Incurred during the period	-	27,500
Balance, end of period	1	27,500
Exploration and development costs		
Assays and analysis	-	1,112
Drilling	-	85,371
Geological	8,489	22,501
Travel and accommodation	-	21,191
Incurred during the period	8,489	130,175
Balance, beginning of period	-	-
Balance, end of period	8,489	130,175
Assistance and recoveries (MEAP)	-	(8,267)
Write down of mineral property interests	-	(149,407)
	8,490	1
Total mineral property interests	$ 219,594	$ 39,061

ValGold Resources Ltd.
(formerly Valerie Gold Resources Ltd.)
January 31, 2003

Schedule A:

See Attached unaudited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedule of mineral property interests in the unaudited consolidated financial statements.

2. Related party transactions

See note 6 to the unaudited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended January 31, 2003

Date of Issue	Type of Security	Type of issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
November 29, 2002	Common	Flow-through Private Placement	1,178,095	$0.21	$247,400	Cash	$18,555

(b) Options granted during the three month period ended October 31, 2002

Date of Issue	Number	Name of Optionee	Exercise Price	Expiry Date
December 20, 2002	275,000	Stephen J. Wilkinson	$0.25	December 20, 2012
December 20, 2002	100,000	Arthur G. Troup	$0.25	December 20, 2012
December 20, 2002	150,000	Andrew F.B. Milligan	$0.25	December 20, 2012
December 20, 2002	75,000	Shannon M. Ross	$0.25	December 20, 2012
December 20, 2002	40,000	Management company employees	$0.25	December 20, 2012
	640,000			

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

13,718,702 common shares are issued and outstanding. See note 5 to the unaudited consolidated financial statements.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
1,540,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
640,000	0.25	December 20, 2012
2,280,000		

(ii)Warrants Outstanding

There are 589,047 warrants exercisable at a price of $0.25, expiring on May 29, 2004, and 117,810 agents' warrants exercisable at a price of $0.21, expiring on May 29. 2004.

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – Chairman and Director (resigned as President effective September 1, 2002)
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Andrew F.B. Milligan (effective December 16, 2002)
Stephen J. Wilkinson – President (effective September 1, 2002) and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

ValGold Resources Ltd.
(formerly Valerie Gold Resources Ltd.)
January 31, 2003

CHANGE OF NAME

ValGold Gold Resources Ltd. is pleased to announce that further to shareholder approval received on January 22, 2003, the Company has received applicable regulatory approvals and is proceeding with the proposed name change to ValGold Resources Ltd ("ValGold"). Effective Thursday, March 27, 2003, the new TSX Venture Exchange trading symbol for ValGold Resources Ltd. is VAL. The name change has been undertaken for corporate purposes and did not involve any change in the Company's capitalization.

PROJECT REVIEW

Tower Mountain Project, Ontario

Tower Mountain Property

In fiscal 2002 ValGold entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. ValGold may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Bateman Lake Property

During the second quarter and subsequent to the end of the second quarter, ValGold has entered into option agreements and staked claims contiguous to the original Tower Mountain property. This includes an option agreement to acquire the Bateman Lake Property that is located to the west side of the Tower Mountain claims. The option agreement allows ValGold to obtain a 100% interest in the 36 units comprising the Bateman Lake property by making total payments to the Optionors of $40,000 in cash, and issuing 160,000 common shares (40,000 issued), and by completing $500,000 in work on the Property over three years. Upon fulfilling the above obligations, ValGold will hold 100% interest in the Property subject only to a 2.5% Net Smelter Return ("NSR") to the Optionors where ValGold shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production; and an annual pre-production royalty, commencing on the 48th month following Regulatory Approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of ValGold common shares to be valued by averaging ValGold's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at ValGold's sole discretion.

The geology of the Bateman Lake property is similar to that of the initial Tower Mountain property with gold mineralization found to occur proximal to the extension of the New Gold Trend. Previous work has produced several areas of interest where sampled outcrops showed grades of up to 82.0 g/t (2.39 oz/t).

Parcel 5172 and Parcel 5795

ValGold has entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of

Conmee, Ontario (the "Parcels"). The agreement allows ValGold to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares over a 48-month period.

Upon fulfilling the above obligations, ValGold will own the Parcels subject only to a 2.5% Net Smelter Returns royalty ("NSR"). ValGold has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the Optionor at any time up to commencement of production.

The Freehold Parcels include both surface and mineral right for an aggregate area of 313 acres (127 hectares) with Parcel 5172 covering 160 acres (65 ha) of the strategic lands between and connecting the Tower Mountain and Bateman Lake claims. With this acquisition, ValGold has approximately 1000m (3300 ft) of added strike length of highly perspective geology. The Parcels include Timiskaming-age volcanic, porphyritic and sedimentary units that host the New Gold Trend that is the focus of the on-going exploration program on Tower Mountain Project.

Staked Claims

ValGold's exploration scope for the Matawan gold belt has been significantly expanded with the staking of new claim groups in Horne and Lamport Townships, both of which are located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units that cover approximately 6,240 acres (2,525 ha). The claims are located 5 km west of the Tower Mountain property over an area believed to host Timiskaming-age volcanic and sedimentary rocks. In addition, a regional fault, the Crayfish Creek Break and attendant southwest striking splays are believed to cross the Horne group where potential for gold mineralization is high.

In Lamport Township, ValGold has staked an additional 69 units that total 1,104 ha (2,730 acres). The units are situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain. In a setting much like Tower Mountain, a belt of Timiskaming sediments and volcanic rocks is intruded by a felsic stock in an area that may be structurally favorable to the deposition of gold mineralization.

The Tower Mountain Project includes the Tower Mountain property, comprised of 55 claims (82 units) plus three freehold patents totaling roughly 3,562 acres (1,442 ha), the Bateman Lake property, comprised of 36 units totaling approximately 1,400 acres (570 ha), the two Freehold Parcels noted above and the additional claims recently staked. In total, the land position amounts to 13,932 acres (7,267 ha) and affords ValGold coverage of 8 km of favorable geology in the gold trend.

2003 Exploration Program

The 2003 exploration program has commenced on the Tower Mountain project in the Matawan gold belt of northwestern Ontario. Drilling is underway on an additional five diamond drill holes that are intended to further test the gold discoveries made during 2002 in the five hole drill program completed in December 2002 and announced in news releases dated January 16 and 22, 2003. Approximately 1,000 meters of core drilling is to be completed during this stage of winter work.

ValGold is in the process of evaluating existing airborne geophysical survey data for all of the claims it holds in the Matawan gold belt. As drilling is advanced on the main showings near Tower Mountain, ValGold plans to utilize the successfully developed geological models to the exploration programs being prepared for all of the other claims groups for the 2003 field season.

Manitoba Claims

Subsequent to the interim period ended January 31, 2003, ValGold entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba (the "Property"). The option allows ValGold to obtain a 70% interest in and to the Property by making total payments to the Optionor of $60,000 in cash, and issuing 200,000 common shares over a 36-month period. Additionally, in order to maintain its option, ValGold will be required to incur exploration expenditures on the Property totalling $335,000, prior to December 11, 2005.

Upon fulfilling the above obligations, ValGold will hold a 70% interest in the Property. The Optionors will retain the remaining 30% ownership interest and a 3.0% Net Smelter Return Royalty ("NSR"). ValGold has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the Optionor at any time up to commencement of commercial production and in the agreement includes provision for a 70:30 Joint Venture ("JV") with the Optionor for the further exploration and development of the Property. ValGold will be entitled to be the Operator of the JV so long as its interest remains greater than 50%. The Optionor shall be deemed to have exploration expenditures equivalent to 30% of the exploration expenditures incurred by ValGold on formation of the JV. Should either party elect not to participate or be unable to participate in further exploration of the Property, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its Exploration Costs expressed as a percentage of the Exploration Costs of both parties. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the Property, its interest shall convert to a 10% Net Profit Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the Property is optioned to a third party, ValGold and the Optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

The Big claims are entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence geophysical survey completed by ValGold suggests that a large magnetic anomaly covered by the Property may represent a near flat-lying massive Sulphide target which in the Thompson belt has the potential for nickel + copper + Platinum Group Elements ("PGE") mineralization.

In view of the potential for massive sulphide mineralization, ValGold has staked approximately 30,000 hectares adjoining the Big Claims to the east in a package that measures 20 km by 15 km.

ValGold intends to have the Big Claims and the adjoining staked ground covered by an airborne geophysical survey in order to further define targets for diamond drill testing. The survey will include both magnetic and electromagnetic coverage.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements for the years ended July 31, 2002 and 2001, and the notes thereto.

ValGold Resources Ltd.
(formerly Valerie Gold Resources Ltd.)
January 31, 2003

Liquidity, Capital Resources and Capital Expenditures

At January 31, 2003 ("fiscal 2003"), ValGold's working capital, defined as current assets less current liabilities, was $1,615,432, compared with working capital of $3,368,227 at January 31, 2002 ("fiscal 2002").

During the three months ended January 31, 2003, ValGold expended $133,143 on the acquisition and exploration of its mineral property interests compared to $47,390 in the quarter ended October 31, 2002. These expenditures were primarily for a five-hole drilling program on the Tower Mountain Project in Ontario. Expenditures increased in the three months ended January 31, 2003, due to the drilling program carried out in the second quarter.

During the three months ended January 31, 2003, ValGold closed a private placement for 1,178,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $247,400, with Dundee Securities Corporation ("Dundee"). Each unit is comprised of one flow-though common share and a one-half non-transferable common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 18 months from closing at an exercise price of $0.25. No flow-though benefits will be attached to any common shares issued upon the exercise of the common share purchase warrants. Upon closing Dundee received a cash commission of 7.5%. Dundee will also receive 10% in non-transferable Agent's Warrants exercisable for a period of 18 months from closing at an exercise price of $0.21 per share.

During the three months ended January 31, 2003, ValGold granted 640,000 stock options to directors, officers and employees at a price of $0.25 per share, expiring December 20, 2012.

ValGold has no long-term debt outstanding.

Subsequent to the quarter end ValGold received a non-refundable payment of $200,000 for an option over the purchase of ten million of the common shares that the Company holds of Northern Orion Explorations Ltd. This agreement is with a party at arms' length to the Company, and gives the Optionor the right to purchase the shares from ValGold at a price of $0.25 per common share until November 5, 2003.

Operating Results

ValGold had a loss of $164,094, or a loss per share of $0.01 in the three months ended January 31, 2003, compared to a loss of $145,693, or a loss per share of $0.01 in the three months ended October 31, 2002. The loss in the six-month period ending January 31, 2003, of $309,787, or a loss per share of $0.02 per share compares to a loss of $1,179,001, or a loss per share of $0.10 in the six months ended January 31, 2002. In fiscal 2002, the Company had a write-down of mineral property interests totalling $475,203 with no comparative write-down in fiscal 2003.

Until July 31, 2001, ValGold received administrative services from Lang Mining Corporation ("Lang Mining"); and reimbursed Lang Mining on a cost plus 15% basis. ValGold also paid Lang Mining a monthly management fee of $5,000. Effective July 2001 ValGold discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. ValGold negotiated a settlement agreement for repayment of a balance receivable from Lang Mining, as part of a termination of the management agreement with Lang Mining. As part of the settlement, the management salary paid to the officer and director by the Company for his services was deducted from this balance on a monthly basis.

A payment of $228,150 was made for the valuation of the remaining term of the contract in the second quarter of fiscal 2002. Experts under the supervision of the independent directors of ValGold prepared this valuation. Cash payments were received from Lang Mining in the second quarter of fiscal 2002, and the balance was repaid before the year ended July 31, 2002. Interest at an annual rate of 9.75% was charged on the declining balance throughout the year ended July 31, 2002.

Quarter to quarter costs increased for office and administration (January 31, 2003 - $164,094, October 31, 2002 - $145,693). Legal, accounting and audit increased (January 31, 2003 - $8,953, October 31, 2002 - $4,659), due to the annual audit completed in the second quarter. Office and administration costs increased (January 31, 2003 -$107,186, October 31, 2002 - $56,068) due to the increased activity related to the annual audit and preparation of material for the annual general meeting. Shareholder communications increased (January 31, 2003 - $23,711, October 31, 2002 - $9,105), due to the filing fees and transfer agent costs related to annual filings in the second quarter of fiscal 2003. Property investigation costs have decreased (January 31, 2003 - $5,894, October 31, 2002 - $51,201). ValGold is presented with property submittals regularly and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. ValGold has no investor relations' or shareholder communications contracts. Shareholder communications activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

In the second quarter of fiscal 2002, ValGold's wholly owned subsidiary, Valerie Gold de Mexico, S.A. de C.V., was sold to an arm's length party. Included in interest and other income in fiscal 2002 is $5,783 in proceeds from the sale of furniture and equipment in Mexico, with no comparative income in fiscal 2003.

ValGold is currently exploring in Canada so foreign exchange risks have been reduced as most expenditures are in Canadian dollars. Project closure costs of $44,496 in fiscal 2002 relate to the closure and sale of the Mexican subsidiary

As at January 31, 2003, ValGold has capitalized $219,594, of which $211,101 represents costs associated with the acquisition and exploration of the Tower Mountain gold property located in the province of Ontario.

Risks and Uncertainties

ValGold explores for minerals and has been concentrating its efforts in Canada in the current period. Currently, ValGold has options on several properties within two project areas in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and ValGold is continually evaluating the results from the various exploration programs underway and analyzing future potential.

ValGold has no source of revenue other than interest income earned on cash held in investment accounts, or possibly in future, the sale of its long-term investments in common shares of other mining companies. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of ValGold's exploration properties in that time frame. All of ValGold's short to medium-term operating and exploration expense must be derived from its existing cash position or external financing; however, ValGold believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent

ValGold from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Outlook

ValGold continues to maintain a good financial position with a current approximate balance of $1.65 million in the treasury. Option agreements allow ValGold to continue with exploration programs with minimal dilution of stock and working capital. ValGold is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. ValGold's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

ValGold's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.

VALGOLD RESOURCES LTD. **VAL.TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com

April 1, 2003 **VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland

Dear Sirs:

Re: Quarterly Report for the Period Ended January 31, 2003

On March 28, 2003, the Company mailed the following material to shareholders appearing on the Company's supplemental mailing list:

- Quarterly Report for the period ended January 31 ,2003.

Sincerely,

VALGOLD RESOURCES LTD.

"Shannon Ross"

Shannon M. Ross,
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3339
cc: TSX Venture Exchange

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

April 1, 2003

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD'S SECOND QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) (formerly Valerie Gold Resources Ltd.) announces its quarterly results for the three and six month periods ended January 31, 2003 ("fiscal 2003"). Valerie incurred a loss of $164,094, or a loss per share of $0.01 in the three months ended January 31, 2003, and a loss of $309,787, or a loss per share of $0.02 in the six months ended January 31, 2003.

At January 31, 2003 ("fiscal 2003"), ValGold's working capital, defined as current assets less current liabilities, was $1,615,432, compared with working capital of $3,368,227 at January 31, 2002 ("fiscal 2002"). Subsequent to the quarter end ValGold received a non-refundable payment of $200,000 for an option over the purchase of ten million of the common shares that the Company holds of Northern Orion Explorations Ltd. This agreement is with a party at arms' length to the Company, and gives the Optionor the right to purchase the shares from ValGold at a price of $0.25 per common share until November 5, 2003. ValGold holds a total of 18.33 million shares of Northern Orion and an additional 10.5 million share purchase warrants of Northern Orion. ValGold holds shares in other public companies that have a market value of $403,600 at January 31, 2003.

Quarter to quarter costs increased for office and administration (January 31, 2003 - $164,094, October 31, 2002 - $145,693). Legal, accounting and audit increased (January 31, 2003 - $8,953, October 31, 2002 - $4,659), due to the annual audit completed in the second quarter. Office and administration costs increased (January 31, 2003 - $107,186, October 31, 2002 - $56,068) due to the increased activity related to the annual audit and preparation of material for the annual general meeting. Shareholder communications increased (January 31, 2003 - $23,711, October 31, 2002 - $9,105), due to the filing fees and transfer agent costs related to annual filings in the second quarter of fiscal 2003. Property investigation costs have decreased (January 31, 2003 - $5,894, October 31, 2002 - $51,201). ValGold is presented with property submittals regularly and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. ValGold has no investor relations' or shareholder communications contracts. Shareholder communications activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

As at January 31, 2003, ValGold has capitalized $219,594, of which $211,101 represents costs associated with the acquisition and exploration of the Tower Mountain gold property located in the province of Ontario. During the three months ended January 31, 2003, ValGold expended $133,143 on the acquisition and exploration of its mineral property interests compared to $47,390 in the quarter ended October 31, 2002. These expenditures were primarily for a five-hole drilling program on the Tower Mountain Project in Ontario. Expenditures increased in the three months ended January 31, 2003, due to the drilling program carried out in the second quarter.

During the three months ended January 31, 2003, ValGold closed a private placement for 1,178,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $247,400. Each unit is comprised of one flow-though common share and a one-half non-transferable common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one additional common share of ValGold for a period of 18 months from closing at an exercise price of $0.25. No flow-though benefits will be attached to any common shares issued upon the exercise of the common share purchase warrants. During the three months ended January 31, 2003, ValGold granted 640,000 stock options to directors, officers and employees at a price of $0.25 per share, expiring December 20, 2012.

Stephen J. Wilkinson
President and Chief Executive Officer
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400


DUNDEE
WEALTH MANAGEMENT
BLUE-CHIP GROWTH

ACQUISITION OF SHARES OF VALGOLD RESOURCES LTD.

FOR IMMEDIATE RELEASE

Toronto, April 9, 2003 – In accordance with regulatory requirements, Dundee Wealth Management Inc. (DW– TSX) ("Dundee Wealth") announced that CMP 2002 Resource Limited Partnership, the general partner of which is a subsidiary of Dundee Wealth, acquired 940,000 units of ValGold Resources Ltd. ("ValGold") at $0.21 per unit. Each unit consists of one flow through common share and one half of one share purchase warrant, with each whole warrant exercisable into one common share of ValGold at $0.25 until May 29, 2004.

All subsidiaries, affiliates and associates of Dundee Wealth hold or exercise control or direction over an aggregate of 940,000 common shares and 587,810 warrants of ValGold. Assuming the conversion of all warrants held by subsidiaries, affiliates and associates of Dundee Wealth, subsidiaries, affiliates and associates of Dundee Wealth will hold or exercise control or direction over an approximate 10.6% interest in ValGold.

The securities of ValGold held by subsidiaries, affiliates and associates of Dundee Wealth or over which subsidiaries, affiliates and associates of Dundee Wealth exercise control or direction are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Wealth Management Inc. is a Canadian owned, TSX listed financial service company that, through DWM Inc., provides investment management, securities brokerage, financial planning and investment advisory services to individuals, institutions, corporations and foundations. Assuming the completion of the recently announced proposed merger with IPC Financial Network Inc., Dundee Wealth will have approximately $25 billion of assets under management and administration and a nationally dedicated group of investment professionals, including approximately 1,200 advisors located in approximately 340 branches across Canada. Dundee Wealth is an 84% owned subsidiary of Dundee Bancorp Inc.

For further information contact:

Jonathan Goodman
Dundee Wealth Management Inc.
(416) 365-2408


DUNDEE
WEALTH MANAGEMENT
BLUE-CHIP GROWTH

April 9, 2003

Continuous Disclosure
British Columbia Securities Commission
701 West Georgia Street
P.O. Box 10142, Pacific Centre
Vancouver, B.C.
V7Y 1L2

Dear Sir/Madam:

Re: Dundee Wealth Management Inc.- Early Warning Report

Enclosed please find a copy of an early warning report to be filed by Dundee Wealth Management Inc. in regards to its holdings in ValGold Resources Ltd.

Should you have any questions please do not hesitate to call me at 365-5164.

Yours sincerely

DUNDEE WEALTH MANAGEMENT INC.

"Anita Corredoura"

Anita Corredoura
Legal & Compliance
Encl.

cc: Ontario Securities Commissions
Alberta Securities Commissions
Manitoba Securities Commissions
Nova Scotia Securities Commissions
Securities Commission of Newfoundland and Labrador

VALGOLD RESOURCES LTD.

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103 SECTION 101 OF THE SECURITIES ACT (ONTARIO) SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA) SECTION 141 OF THE SECURITIES ACT (ALBERTA) SECTION 92 OF THE SECURITIES ACT (MANITOBA) SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA) SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

(a) The name and address of the offeror.

Dundee Wealth Management Inc. ("Dundee Wealth")
Scotia Plaza, Suite 5500
40 King Street West
Toronto, Ontario
M5H 4A9

(b) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

CMP 2002 Resource Limited Partnership ("CMP 2002"), the general partner of which is a subsidiary of Dundee Wealth, acquired 940,000 units of ValGold Resources Ltd. ("ValGold") at $0.21 per unit. Each unit consists of one flow through common share of ValGold and one half of one share purchase warrant, with each whole warrant exercisable into one common share of ValGold at $0.25 until May 29, 2004. These securities represent an approximate 9.75% interest on a partially diluted basis.

(c) The designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

All subsidiaries, affiliates and associates of Dundee Wealth hold or exercise control or direction over an aggregate of 940,000 common shares and 587,810 warrants of ValGold. Assuming the conversion of all warrants held by subsidiaries, affiliates and associates of Dundee Wealth, subsidiaries, affiliates and associates of Dundee Wealth will hold approximately a 10.6% interest in ValGold.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i) the offeror, either alone or together with any joint actors, has ownership and control,

All subsidiaries, affiliates and associates of Dundee Wealth hold or exercise control or direction over 940,000 shares and 587,810 warrants of ValGold. Assuming the conversion of all warrants owned or controlled by subsidiaries, affiliates and associated interests of Dundee Wealth, subsidiaries, affiliates and associates of Dundee Wealth would own or control, in aggregate, approximately 10.6% of the outstanding common shares of ValGold.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

Not applicable.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

(e) The name of the market in which the transaction or occurrence took place.

The acquisition of units of ValGold by CMP 2002 was made by way of a private placement.

(f) The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The securities of ValGold held by certain subsidiaries, affiliates or associated interests of Dundee Wealth or over which subsidiaries, affiliates or associated interests of Dundee Wealth exercise control or direction are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(g) **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.**

Not applicable.

(h) **The names of any joint actors in connection with the disclosure required by this Form.**

- Dundee Securities Corporation, which is a subsidiary of Dundee Wealth.

(i) **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

CMP 2002 paid an aggregate of $197,400 for the units of ValGold.

(j) **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer's securities.**

Not Applicable.

DATED this 9th day of April, 2003.

"Lori E. Beak"
Name: Lori E. Beak
Title: Assistant Secretary